freebird™

EXECUTIVE SUMMARY

Freebird is a mobility marketplace that drives consumers to businesses and delivers a guaranteed customer spend. Over $30 million has been invested in the completed technology and has proven results with over 4 Million Freebird rides completed with verified new customer revenue.

HOW IT WORKS

Customers download the Freebird App, connect a credit card, view participating restaurants, bars and businesses, select an offer, then choose their preferred rideshare provider. After completing a transaction at the selected business, Freebird instantly delivers cash back to the user's account.

Businesses manage their offers on their own Freebird portal, allowing them to generate promotions, select amounts and times, and track the direct results and ROI by individual promotion and transaction amount. Freebird delivers a verified customer with a guaranteed ROI and businesses only pay the promotion amount after a successful transaction has occurred resulting in a risk-free marketing campaign. The Freebird App beta launch generated over 4 million Freebird rides and tracked over $3 billion of consumer spend.

TECHNOLOGY

The Freebird tech stack delivers a simple and intuitive App that provides users with access to offers and rewards and manages their wallet. Serverless domain-driven microservices are deployed to manage users, trips and transactions. The entirely automated DevOps layer in a Terraform, serverless framework is deployed through Amazon Web Services and manages an API gateway for integration with Uber, Lyft, Plaid, Lime, Stripe and many others.

KEY FACTS

TECHNOLOGY

Proprietary Freebird tech stack on Amazon Web Services, leveraging Lambda, API Gateway, Kinesis, SQS, SNS, and Step Functions

BUSINESS MODEL

- Mobility Discount Marketplace
- Multiple revenue sources: transaction fees, data monetization, advertisement and partnerships

HISTORICAL DATA

- 4 Million+ rides completed
- $3 Billion tracked consumer spend
- 60 Million+ individual tracked transactions

HEADQUARTERS

San Diego, California

Tom Szabo
CEO

- Experienced CEO with 30+ years experience managing complex international businesses.
- Four-time Company founder with three public market exits.
- Proven technology strategist with successful operational execution.

Kurt Brendlinger
CEO

- COO & CFO Cinedigm, $300M public digital media company / started & built narrowcast OTT business
- 20+ year career as investor, co-founder/GP of PE, VC & Hedge funds (Capital Z, Azimuth, Zurich, Morgan Stanley); started 3 / sold 3 firms. Raised and/or managed over $5 billion of capital

ADAM DURO
CTO

- Over 15 years as a multi-disciplined engineer and IT leader
- Los Angeles Business Journal "CTO of The Year" award winner
- CTO @ Zehner
- Sr. Manager, Software Engineering @ Evolve Media

Ben Lappen
VP Marketing

- Advisor for over 100 product launches and fundraising campaigns
- Secured over $500M in debt, credit, and equity financing for startups
- Leads an elite marketing team with clients that include global brands such as Mastercard, Google, Amazon, and Microsoft